SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

BAT GROUP, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

 07039P104

(CUSIP Number)

With Copies To:

Yang An

Chief Financial Officer

Room 104, No. 33, Section D, No. 6 Middle Xierqi Road,

Haidian District, Beijing

People’s Republic of China

+86 (010) 59441080

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

 Shuxiang Zhang

Floor 7 Building D, No.28 Chengfu Road,

Haidian District, Beijing, China

Telephone: + 86-(010) 5714-3812

November 14, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 󠅲󠅲

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 16891K103	SC13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Shuxiang Zhang
ID No. 210403196305260979

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a)	☐
(b)	☐ Reporting person is affiliated with other persons

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

	7	SOLE VOTING POWER
		509,865

NUMBER OF SHARES	8	SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING		509,865
PERSON WITH
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
509865

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.935%*

14	TYPE OF REPORTING PERSON
IN

* Percentage is calculated on the basis of 10,331,992 shares of common stock outstanding as of November 13, 2019.

Item 1. Security and Issuer

This amended statement to the Schedule 13D (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). This Amendment is the final amendment to the Schedule 13D and an exit filing for the Reporting Person. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

This Amendment relates to the common stock (the “Common Stock”) of Bat Group, Inc., a company incorporated under the laws of the State of Delaware, (the “Issuer”). The Company’s principal executive office is located at Room 104, No. 33, Section D, No. 6 Middle Xierqi Road, Haidian District, Beijing People’s Republic of China. The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. Shuxiang Zhang on February 8, 2018 (the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

Item 5. Interest in Securities of the Issuer.

(a)    As of the date of this filing on Schedule 13D/A, there are 10,331,992 shares of Common Stock outstanding, of which Mr. Zhang owns 509,865 shares, representing 4.935% of the outstanding shares of Common Stock

(b)    The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)    Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Common Stock were effected during the past sixty (60) days by the Reporting Persons.

(d)    None

(e)    As of November 13, 2019, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

By:	/s/ Shuxiang Zhang
Name: Shuxiang Zhang

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